UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For March 23, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events
On March 23, 2007, Avago Technologies issued a press release announcing a tender offer for up to $100,000,000 aggregate principal amount of the outstanding 10-1/8% Senior Notes due 2013 issued by it and two subsidiary-co-issuers.
The foregoing description is qualified in its entirety by reference to the Registrant’s press release dated March 23, 2007, a copy of which is attached hereto as Exhibit 99.1.
Financial Statements and Exhibits.
(d)	Exhibits.

Exhibit No.	Description
99.1	Press release issued by Avago Technologies on March 23, 2007 entitled “Avago Technologies Announces Tender Offer For Up To $100,000,000 of the 10-1/8% Senior Notes Due 2013”

SIGNATURE
INDEX TO EXHIBITS FILED WITH THE REPORT ON FORM 6-K DATED MARCH 23, 2007
EXHIBIT 99.1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 23, 2007

Avago Technologies Finance Pte. Ltd.

By:	/s/ Mercedes Johnson
Name:	Mercedes Johnson
Title:	Senior Vice President, Finance and Chief Financial Officer

INDEX TO EXHIBITS FILED WITH
THE REPORT ON FORM 6-K DATED MARCH 23, 2007

Exhibit No.	Description
99.1	Press release issued by Avago Technologies on March 23, 2007 entitled “Avago Technologies Announces Tender Offer For Up To $100,000,000 of the 10-1/8% Senior Notes Due 2013”